AMD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2021

PUBLIC

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMD Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Tri-State International, Suite 245
(No. and Street)

Lincolnshire	IL	60069
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robin Armour	312-961-7237	robin@amdcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hochfelder & Weber, P.C.
(Name – if individual, state last, first, and middle name)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

11/25/2003	880
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin Armour, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMD Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of RIVERSIDE)

Subscribed and sworn to (or affirmed) before me on this 14th day of February, 2022, by Robin Armour

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



EUGENE S. SHAW JR.
Notary Public - California
Riverside County
Commission # 2354277
My Comm. Expires Apr 13, 2025

(Seal)

Signature [signature]

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________________.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

AMD Capital, LLC
Statement of Financial Condition
As of December 31, 2021

ASSETS

CURRENT ASSETS

Cash	$	79,076
Total Current Assets	$	79,076

PROPERTY AND EQUIPMENT

Office Equipment	$	99,288
Less: Accumulated Depreciation	$	(85,494)
Net Property and Equipment	$	13,794

OTHER ASSETS

Deposits	$	3,738
TOTAL ASSETS	$	96,608

LIABILITIES AND MEMBERS EQUITY

CURRENT LIABILITIES

Accounts Payable	$	17,343
Accrued Expenses	$	5,276
Total Current Liabilities	$	22,619

MEMBERS EQUITY	$	73,989
TOTAL LIABILITIES AND MEMBERS EQUITY	$	96,608

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2021

1. Nature of Business

AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.

Cash and equivalents
For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Property and Equipment
Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $2,023 for the year ended December 31, 2021.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2018.

The Company has elected to remit the Illinois Pass-Through Entity tax on behalf of its partners. This election allows the company to remit the individual partners income tax liability based on their respective share of the company's

annual income. The company remitted $645,000 of Illinois Pass Through Entity tax for the 2021 tax year.

Revenue Recognition
AMD Capital will represent and market each Client Firm's services and products to large institutions, investment consultants, intermediaries, and others – for the direct purpose of increasing assets under management with the Client Firm. AMD Capital will receive a portion of the asset management fees generated as its fee. AMD Capital may also receive a retainer or fee for consulting services. Fees are not receivable until the Client Firm is successful in collecting fees for the investor.

Accounts Receivable
The Company uses the specific identification method to determine uncollectable accounts receivable. At December 31, 2021 the Company considers all accounts receivable to be collectable.

3. **Commitments**

   The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease which expires July 31, 2023. Rent expense, including operating expenses and real estate taxes was $42,644 for the year ended December 31, 2021.

   The Company also leases office space in Chicago, Illinois from related parties on a month to month basis. Total rent expense was $5,500 for the year ended December 31, 2021.

   The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2022	$24,226
2023	$14,489
Total	$38,715

4. **Net Capital Requirements**

   The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater

Net Capital and Aggregate indebtedness changes daily but at December 31, 2021, the Company has adjusted Net Capital and Net Capital requirements of $56,457and $5,000, respectively.

5. **Major Customers**
   At December 31, 2021, there were no significant accounts receivable concentrations. During 2021, three clients accounted for 12%, 38% and 40% of total revenue, respectively. No other client accounted for more than 10% of 2021 revenue.

6. **Concentration of Credit Risk**
   The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2021, the entire balance was insured.

7. **Retirement Plans**
   During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to maximum earnings amount determined by the Internal Revenue Code. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There were contributions of $91,750 in discretionary contributions for 2021.

8. **Subsequent Events**
   The Company did not have any subsequent events through February 10, 2022, which was the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AMD Capital LLC
100 Tri State International, Suite 245
Lincolnshire, IL 60069
FINRA 121539

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 20,239

B. Less payment made with SIPC-6 filed (exclude interest) (11,014)

7-21-2021
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 9,225

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,225

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMD Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 7 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1-1-2021_
and ending _12-31-2021_

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　$ _13,492,482_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.　　　　_____

(2) Net loss from principal transactions in securities in trading accounts.　　　　_____

(3) Net loss from principal transactions in commodities in trading accounts.　　　　_____

(4) Interest and dividend expense deducted in determining item 2a.　　　　_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.　　　　_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.　　　　_____

(7) Net loss from securities in investment accounts.　　　　_____

　　　Total additions　　　　_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　　　_____

(2) Revenues from commodity transactions.　　　　_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　　　_____

(4) Reimbursements for postage in connection with proxy solicitation.　　　　_____

(5) Net gain from securities in investment accounts.　　　　_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.　　　　_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).　　　　_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

　　　_____　　　　_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　　$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　　$_____

　　　Enter the greater of line (i) or (ii)

　　　Total deductions　　　　$ _0_

2d. SIPC Net Operating Revenues　　　　$ _13,492,482_

2e. General Assessment @ .0015　　　　$ _20,238_
　　　　　　　　　　　　　　　　　　　(to page 1, line 2.A.)

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